Fuxing China Group Limited

June 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Registration Statement on Form F-1
Filed April 2, 2024
File No. 333-278459

Ladies and Gentlemen:

This letter is in response to the letter dated April 17, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 1 to our Registration Statement on Form F-1 (“Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form F-1 filed April 2, 2024

General

1. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on December 29, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of December 29, 2023.

Response: In response to the Staff’s comments, we have revised throughout Amendment No.1 to reinsert the disclosures that existed in the registration statement as of December 29, 2023.

1

Capitalization, page 54

2. Please revise your presentation to include indebtedness, such as short-term bank borrowings, as part of your capitalization table.

Response: In response to the Staff’s comments, we have revised page 54 of Amendment No.1 to include indebtedness as part of the capitalization table.

Dilution, page 55

3. Tell us how you considered deferred offering costs in your calculation of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

Response: In response to the Staff's comment, the Company confirms that it previously didn’t consider deferred offering costs in our calculation of net tangible book value. The Company has re-assessed the disclosure requirements in Item 506 of Regulation S-K and considered the guidance in Section 8300 of the Division of Corporation Finance’s Financial Reporting Manual, and has now revised the calculation of net tangible book value on page 55 of Amendment No.1 to consider deferred offering costs.

4. You disclose on page 55 that your as adjusted net tangible book value as of September 30, 2023 gave effect to your sale of 2,300,000 ordinary shares offered in this offering. The number of shares offered does not appear consistent with the disclosures on the cover page and on page 19. Please revise accordingly.

Response: In response to the Staff’s comments, we respectfully advise the Staff that we have revised our disclosure on pages 55 and 56 of Amendment No.1 accordingly.

Index to Financial Statements, page F-1

5. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comments, we respectfully advise the Staff that we have filed a request for waiver and representation under Item 8.A.4 of Form 20-F as the Exhibit 99.3 to the Amendment No.1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

2